Exhibit 99.73

300 John Street, Suit 606, Thornhill, Ontario, Canada L3T 5W4
Tel. (416) 226-4631 Fax (416) 226-9562
email: wram@wassermanramsay.ca
October 13, 2006
British Columbia Securities Commission
Alberta Securities Commission
The Securities Division of The Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches finacers
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
New Brunswick Securities Commission
Newfoundland and Labrador Securities Commission
Dear Sirs,
Re: Blue Pearl Mining Ltd. (the “Company”)
We refer to the prospectus (the “Prospectus”) of the Company dated October 13, 2006 relating to the Company’s proposed offering of 36,400,000 subscription receipts at $5.50 per subscription receipt for gross proceeds of $200,200,000.
We consent to the use of our report to the Shareholders of the Company dated February 27, 2006, except Note 13 which is at March 17, 2006, with respect to the following consolidated financial statements included by reference in the Prospectus:
Consolidated balance sheet as at December 31, 2005 and 2004;
Consolidated statement of operations, deficit and cash for the year ended December 31, 2005 and the six month period from July 1, 2004 to December 31, 2004.
We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.
We also consent to the use of our compilation report dated October 13, 2006 to the Directors of the Company on the pro forma consolidated balance sheet as at June 30, 2006 and consolidated pro forma statements of earnings for the six-month period then ended and for the year ended December 31, 2005.

This letter is provided solely for the purpose of assisting the regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.
Yours truly,
Chartered Accountants